Solar Wind Energy Tower, Inc.

1997 Annapolis Exchange Parkway, Suite 300,

Annapolis, Maryland 21401

September 17, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Re:	Solar Wind Energy Tower, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed August 27, 2014 File No. 333-197574

Dear Mr. Regan:

Solar Wind Energy Tower, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 12, 2014, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Given the number of shares that may be issued to the selling shareholder upon conversion of the June 9, 2014 convertible note and the convertible note issued on November 1, 2013, please provide us with your analysis of how you determined that the selling shareholder is not an affiliate of the issuer.

Response:	We respectfully submitted to the Staff our response as follows:

Rule 405 of the Securities Act of 1933, as amended, defines an “affiliate of an issuer” as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common controls with, such issuer.” The rule provides that the term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of management and the policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Commission has stated that an individual’s status as a director, officer, or 10% shareholder is one fact which must be taken into consideration in determining affiliate status (See American Standard, October 11, 1972).

Pursuant to the Note, at no time may JDF convert all or a portion of the Note if the total number of shares of common stock beneficially held by JDF at that time would exceed 9.99% of the number of shares of the Company’s common stock as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended. We have added similar disclosure on page 2 of the prospectus.

In addition, JDF represented to us that it purchased the Note for investment purposes only and has no intention to direct or cause the direction of the management or policy of the Company

Based on the above factors, we determined that JDF is not an affiliate of the issuer.

Convertible Promissory Notes, page 2

2.	It is unclear to us how you determined that a closing date prior to 15 business days after effectiveness qualifies as a short time after effectiveness for the purposes of the PIPE guidance. Please advise or revise your June 3, 2014 transaction to comply with applicable guidance.

Response:	We respectfully submitted to the Staff our response as follows:

We have not found interpretation as to what is a “short time” as provided in Question 139.11 of the Compliance and Disclosure Interpretations: Securities Act Sections, dated May 16, 2013 (the “C&DIs").

We respectfully refer the Staff to the Registration Statement on Form S-1 (File No. 333-193103) of Armco Metals Holdings, Inc., filed with the Commission on December 27, 2013 and declared effective on February 14, 2014 (the “Armco Metals S-1”), as well as the Registration Statement on Form S-1 (File No. 333-195123) of Stevia Corp., filed with the Commission on April 8, 2014 and declared effective on May 15, 2014 (the “Stevia Corp S-1”). Similar to this Registration Statement, each of the Armco Metals S-1 and the Stevia Corp S-1 registered the offering of common stock underlying both an issued convertible note and an unissued convertible note in connection with a transaction that was structured similar to the transaction contemplated by the Purchase Agreement. Both transactions allowed the additional closing date to occur on or prior to the 10th trading day after effectiveness of the registration statement.

As there is no clear guideline as to the definition of “short time”, we respectfully believe that the 15 business days’ time frame, still satisfied the requirement, as stated in the above-referenced guidance, that the closing of the private placement of the unissued securities occur within a short time after the effectiveness of the Registration Statement.

JDF is committed and is irrevocably bound to the purchase of the remaining Note.

We respectfully ask for your consideration of the above.

Description of Business, page 14

3.	We reissue prior comment 14. Please revise your prospectus to provide an updated description of your plan of operations, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone.

Response:	We respectfully advise the Staff that we have provided an updated description on page 28 of our plan of operations, including each milestone need to implement our business plan, the estimated time frame for each milestone and the estimated costs associated with each milestone.

4.	In this regard, please advise us why you have not filed the following agreements as exhibits: the option agreement entered into with the City of San Luis, Arizona; the development agreement entered into with the City of San Luis, Arizona; and the agreement with National Standard Finance, LLC, as disclosed in your Form 8-K filings.

Response:	We respectfully advise the Staff that we have filed the option agreement and the development agreement as exhibits 10.19 and 10.20 to this prospectus. The letter with National Standard Finance is a non-binding letter of intent and therefore will not be filed to the prospectus as it is not a material binding agreement.

We hope that the foregoing addresses all of the Staff's comments contained in its letter dated September 12, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (410) 972-4713.

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W.  Pickett

Ronald W.  Pickett

Chief Executive Officer

ACKNOWLEDGEMENT

In connection with Solar Wind Energy Tower, Inc.’s (the “COMPANY”) letter dated September 17, 2014 addressed to the Securities Exchange Commission, we acknowledge the following:

The Company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Solar Wind Energy Tower, Inc.

By: /s/ Ronald W.  Pickett

Ronald W.  Pickett

Chief Executive Officer